(212) 701-3323

May 8, 2006

Daniel F. Duchovny, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:    Engelhard Corporation
Preliminary Proxy Statement
Filed April 26, 2006
EC File No. 005-37173

Dear Mr. Duchovny:

Set forth below are the comments of the staff of the Commission (the “Staff”) contained in your letter dated May 5, 2006 relating to the Schedule 14A (the “Schedule 14A”) filed April 26, 2006 by Engelhard Corporation (the “Company”). Immediately below each comment is the response of the Company with respect thereto. The Company is contemporaneously filing an amendment to the Schedule 14A containing the changes described herein. The Company has authorized us to make the following statements on its behalf:

Preliminary Proxy Statement

1.     Please tell us why you have not filed the proxy statement as an exhibit to both your Schedule 14D-9 and a Schedule TO-C in connection with your proposed self-tender offer.

Response: The Company has not disseminated the preliminary proxy statement, and has consistently referenced the definitive proxy statement as a document shareholders should review. In light of the Staff’s comment, the Company will file the preliminary proxy statement as an exhibit to both its Schedule 14D-9 and Schedule TO on May 8, 2006.

2.     The filing bears an incorrect EDGAR header identification tag. These definitive additional soliciting materials should have been filed with a header identification tag of PREC14A. Please fax a request for this header identification tag to be corrected to the attention of Sylvia Pilkerton in the Office of Edgar and Information Analysis at (202) 772-9216.

Response: The Company has complied with this comment by sending a letter to Sylvia Pilkerton in the Office of Edgar and Information Analysis on April 27, 2006.

3.     Provide fill in the blanks in your preliminary proxy statement.

Response: The Company has complied with this comment.

Cover Letter

4.    Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response: The Company has complied with this comment.

5.    Refer to the third bullet point under the heading “The Recapitalization Plan.” Please revise to include the forward P/E multiples of Johnson Matthey and Umicore. Also, balance your disclosure regarding the increase in your peers’ P/E multiples since BASF’s offer with disclosure of whether the increase may be the result of BASF’s offer and the possibility that the market believes your peers will also be the targets of acquisition offers. Please make these revisions elsewhere in your proxy statement as necessary.

Response: The Company has complied with this comment. Please see the disclosure on page 2 of the cover letter and pages 5-6 of the proxy statement.

6.    We note your disclosure generally indicating to security holders that a vote for your nominees would effectively be a vote for the recapitalization plan instead of the tender offer. Please tell us whether you considered including additional disclosure discussing the benefits, detriments and effects of the offer and the recapitalization plan.

Response: The Company considered the disclosure of the offer and the recapitalization plan in drafting the proxy statement. In this regard, the Company included in the proxy statement the sections entitled “Engelhard’s Positions Regarding BASF’s Offer,” “Summary of the Recapitalization Plan” and “Reasons for the Recapitalization Plan” as well as references to other documents for shareholders to obtain more information about the offer and the recapitalization plan. We believe and continue to believe that the proxy statement includes appropriate disclosure. Nonetheless, in light of the Staff’s comment, the Company has added additional disclosure to comply with this comment. Please see the disclosure on page 8 of the proxy statement.

Engelhard’s Position Regarding BASF’s Offer

7.    Please include a reference to your Schedule 14D-9 and describe how security holders may obtain it.

Response: The Company has complied with this comment. Please see the disclosure on page 4 of the proxy statement.

Summary of the Recapitalization Plan

8.    Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for your belief that the recapitalization plan will result in $15 million annual cost savings beginning in 2007.

Response: We supplementally advise the Staff of the following. As part of the process of developing the recapitalization plan, senior management asked the managements of each of the business segments, the ventures group and corporate staff to review selling, general and administrative spending to identify and quantify potential costs savings that would be incremental to those already reflected in the Company’s strategic plan. Senior management carefully reviewed the potential incremental cost savings that the management of the business segments, ventures group and corporate staff believed could be achieved in an effort to minimize any impact of these potential incremental cost savings on future growth initiatives. The $15 million in potential incremental cost savings is expected to come from warehouse consolidation, reduced warehousing lease costs, leaving vacant certain planned and open headcount positions, some potential headcount reductions and reduced discretionary spending.

Comments or questions regarding any matters with respect to the Schedule 14A may be directed to the undersigned at (212) 701-3323 or W. Leslie Duffy at (212) 701-3840.

Sincerely,
John Schuster
cc:	Arthur A. Dornbusch, II, Esq.
Kenneth W. Orce, Esq.
W. Leslie Duffy, Esq.